[redacted]

11022560

*3/15

SECU[illegible]SION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- [illegible] 2428 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati (City) Ohio (State) 45263 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara M. Willingham 513-534-0271
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[illegible handwriting]

## OATH OR AFFIRMATION

We, Howard Hammond and Sara Willingham, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fifth Third Securities, Inc. as of and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Sara M. Willingham

Financial & Operations Principal

Subscribed and sworn to before me
this 18th day of February, 2011

Notary Public

ALBERT P. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC - STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This report contains (check all applicable boxes):

| | |
|---|---|
| (x) | Independent Auditors' Report |
| (x) (a) | Facing Page |
| (x) (b) | Statement of Financial Condition |
| (x) (c) | Statement of Operations |
| (x) (d) | Statement of Cash Flows |
| (x) (e) | Statement of Changes in Shareholder's Equity |
| (x) (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| (x) | Notes to Financial Statements |
| (x) (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 |
| ( ) (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 |
| ( ) (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 |
| ( ) (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 [not applicable] |
| ( ) (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [not applicable] |
| (x) (l) | An Oath or Affirmation |
| ( ) (m) | Copy of the SIPC Supplemental Report [filed separately] |
| (x) (n) | A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) |

Deloitte.

**Deloitte & Touche LLP**
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2010, and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule g listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2011

# Fifth Third Securities, Inc.

(A Wholly Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of
December 31, 2010, Independent Auditor's Report,
and Supplemental Report on Internal Control

Files pursuant to Rule 17A-5(e)(3) as a PUBLIC DOCUMENT
See Number 8-000628

# Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com



## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 28, 2011

## FIFTH THIRD SECURITIES, INC.
### (A Wholly Owned Subsidiary of Fifth Third Bank)

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2010

#### ASSETS

| | |
|---|---|
| Cash and equivalents | $ 32,792,559 |
| Receivable from affiliated company | 1,524,192 |
| Receivable from Parent Company | 4,800,091 |
| Receivable from clearing broker | 633,561 |
| Other receivables | 5,571,196 |
| Securities owned — at market value | 142,215,236 |
| Property and equipment | 698,759 |
| Goodwill | 47,390,353 |
| Intangible assets | 198,000 |
| Deferred income taxes | 598,065 |
| Other assets | 1,848,270 |
| TOTAL ASSETS | $ 238,270,282 |

#### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable | $ 375,003 |
| Other liabilities | 20,163,505 |
| Note payable to Parent Company | 71,033 |
| Securities sold — not yet purchased | 2,312,486 |
| Income tax payable to Parent or affiliated companies | 837,717 |
| Total liabilities | 23,759,744 |
| SHAREHOLDER'S EQUITY: | |
| Capital stock $100 par value — 17,375 shares, issued and outstanding — 7,619 shares | 761,900 |
| Additional paid-in capital | 189,052,210 |
| Retained earnings | 24,696,428 |
| Total shareholder's equity | 214,510,538 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 238,270,282 |

See notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the Midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through its clearing broker.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The accompanying financial statements are presented on the accrual basis of accounting.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Income Taxes** — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

**Subsequent Events** — The Corporation has evaluated subsequent events through February 28, 2011, which is the issuance date for the financial statements.

**Recently Issued Accounting Pronouncements —**

*Disclosures about Fair Value Measurements*
In January 2010, the Financial Accounting Standards Board issued new guidance clarifying current fair value disclosure requirements and also requiring certain additional disclosures about fair value measurements. The disclosure requirements under this new guidance did not have a material impact on the Corporation's financial statements.

## 3. CASH AND SECURITES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

During 2011, the Corporation began operating under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carriers all of the accounts of the customer and maintains and preserves all related books and records customarily kept by a clearing broker/dealer.

## 4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period. Total securities at December 31, 2010, consist of the following:

| | Securities | |
|---|---|---|
| | Owned | Sold-Not Yet Purchased |
| State and municipal obligations | $ 20,997,415 | $ 315,458 |
| Corporate obligations | 9,765,994 | 476,334 |
| Money market investments | 96,932,822 | |
| U.S. Government, government sponsored agency, and agency obligations | 8,430,208 | 1,255,784 |
| Commercial paper, bankers acceptances, certificates of deposits | 5,898,955 | 264,910 |
| Stocks | 189,842 | |
| Total securities | $142,215,236 | $2,312,486 |

Securities transactions are recorded in the accounts on a trade-date basis.

## 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the

customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, and monitor as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2010 the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at market value less securities sold, not yet purchased:

| **Description** | **Fair Value** | **Percent of Total Securities** |
|---|---|---|
| Fidelity Cash Management Funds Prime Fund | $75,059,793 | 54 % |
| Fifth Third Prime Money Market — Institutional | 21,872,178 | 16 |
| | $96,931,971 | 70 % |

## 6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2010:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation | $1,041,037 |
| Deferred income/expense | 247,213 |
| State deferred taxes | 33,762 |
| Other | 20,413 |
| Total deferred tax assets | 1,342,425 |
| Deferred tax liabilities: | |
| Prepaid expenses | 637,620 |
| Intangibles | 69,300 |
| Other | 37,440 |
| Total deferred tax liabilities | 744,360 |
| Total net deferred tax asset | $ 598,065 |

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2010. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax

assets recorded at December 31, 2010, will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2010 and December 31, 2010, there were no unrecognized tax benefits.

## 7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010, consists of the following:

| | |
|---|---|
| Furniture and equipment | $1,115,087 |
| Premises | 760,186 |
| Software | 359,777 |
| Leasehold improvements | 206,666 |
| Land | 111,650 |
| Total | 2,553,366 |
| Less accumulated depreciation | 1,854,607 |
| Property and equipment — net | $ 698,759 |

## 8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2010, the Corporation had goodwill of $47,390,353 and intangible assets of $1,100,000 less accumulated amortization of $902,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years.

The Corporation completed its most recent annual goodwill impairment test as of September 30, 2010, and determined that no impairment existed.

## 9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

*Level 1* — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

*Level 2* — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active;

inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

*Level 3* — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| **As of December 31, 2010** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** | **Total Fair Value** |
| Assets: | | | | |
| Securities owned — at market value | | | | |
| State and municipal obligations | $ - | $19,790,415 | $1,207,000 | $ 20,997,415 |
| Corporate obligations | | 5,415,994 | 4,350,000 | 9,765,994 |
| Money market investments | 96,932,822 | | | 96,932,822 |
| US government, government sponsored agency, and agency obligations | 908,987 | 7,521,221 | | 8,430,208 |
| Commercial paper, bankers acceptances, CDs | | 5,898,955 | | 5,898,955 |
| Stocks | 189,842 | | | 189,842 |
| Total assets | $98,031,651 | $38,626,585 | $5,557,000 | $142,215,236 |
| Liabilities: | | | | |
| Securities sold, not yet purchased | | | | |
| State and municipal obligations | $ - | $ 315,458 | $ - | $ 315,458 |
| Corporate obligations | | 476,334 | | 476,334 |
| US government, government sponsored agency, and agency obligations | 1,239,900 | 15,884 | | 1,255,784 |
| Commercial paper, bankers acceptances, CDs | | 264,910 | | 264,910 |
| Total liabilities | $ 1,239,900 | $ 1,072,586 | $ - | $ 2,312,486 |

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

*Financial Instruments Measured at Level 1* — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned – at market value include money market investments, US government obligations, and stocks, which are valued based on market transactions involving identical assets that are actively traded. Level 1 securities within securities sold, not yet purchased include US government obligations, which are valued based on market transactions involving identical assets that are actively traded.

*Financial Instruments Measured at Level 2* — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned – at market value and securities sold, not yet

purchased include: state and municipal obligations valued based on bonds with similar characteristics, corporate obligations that are valued utilizing an Option Adjusted Spread model, U.S. Government sponsored agency and agency obligations valued utilizing a matrix-based approach and discounted cash flows, while commercial paper, bankers acceptances, CDs are valued utilizing a matrix-based approach.

*Financial Instruments Measured at Level 3* — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Level 3 securities within securities owned – at market value consist of auction rate securities. Due to the illiquidity in the market for certain types of these securities, the Corporation measured fair value using a discount rate commensurate with the assumed holding period.

*Short-Term Financial Assets and Liabilities* — The fair values of the receivable from clearing broker and the payable to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

The following table is a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| **For the Year Ended December 31, 2010** | **Total Fair Value** |
|---|---|
| Beginning balance: | $ 7,793,407 |
| Purchases, sales, issuances and settlements — net | (9,802,250) |
| Transfers in and/or out of Level 3 | 6,350,000 |
| Total gains or (losses) — realized/unrealized: | |
| Included in earnings | 1,215,843 |
| Securities owned — at market value | $ 5,557,000 |
| Total assets | $ 5,557,000 |

At December 31, 2009 certain auction rate securities which were observable in the market and valued as Level 2 securities. As market data was not observable for these securities as of December 31, 2010, these securities were transferred to Level 3.

## 10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments are included within securities sold, not yet purchased. Derivative instruments the Corporation may use include futures contracts based on 10-year Treasury notes and U.S. bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield.

As of December 31, 2010, the Corporation had no open derivative contracts. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

## 11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2010, the Corporation's net capital of $116,383,258 exceeded its required net capital of $250,000 by $116,133,258.

## 12. GUARANTEES

U.S. GAAP requires the Corporation to disclose information about its obligations under certain guarantee arrangements. U.S. GAAP defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. U.S. GAAP also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2010, was $9,865,327 In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

## 13. RELATED-PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to Parent Company.

The receivable from the Parent Company of $4,800,091 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2010, the net receivable relates to $6,545,206 in general receivables and $512,434 in trade receivables, which are reduced by $2,044,151 in general payables and $213,398 of trade payables.

The receivable from affiliated company of $1,524,192 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the affiliated company. At December 31, 2010, the net receivable relates to $1,578,249 in general receivables, which are reduced by $54,057 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2010 the payables to the Parent or affiliated companies relating to income taxes were $837,717.

Included within securities owned is a money market investment the Corporation has with the Parent Company totaling $21,872,178. .

On September 27, 2010, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $350 million. On October 28, 2010, the Pledge Agreement was amended to reflect an increase in the amount of credit to be extended by the Parent Company to $750 million. Interest is paid monthly at the target Federal Funds Rate plus 3.375 percent, which was 3.625% at December 31, 2010. The note is due September 25, 2011 and is secured by certain securities owned by the Corporation. The Corporation had outstanding borrowings on this note totaling $71,033 at December 31, 2010, which is recorded as a note payable to the Parent Company.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company. .

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000. Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation's calculated net capital is reduced by an amount that approximates the deductible on the fidelity bond.

As of December 31, 2011 the Corporation had $31,631,240 cash on deposit with the Parent Company.

## 14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $11,550 to be paid during 2011.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2010, will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent to the Bancorp, which facilitates financing for its commercial customers, consisting of companies and municipalities, by marketing variable rate demand notes (VRDNs) to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $3.4 billion of VRDNs at December 31, 2010. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. At December 31, 2010, The Corporation held $1,072,350 of these securities in its portfolio and classified them as securities owned – at market value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2010, the Corporation had no underwriting commitments outstanding.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2011

Fifth Third Securities, Inc.
38 Fountain Square Plaza
Cincinnati, Ohio

In planning and performing our audit of the consolidated financial statements of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

We note that the Corporation received a letter from the SEC dated January 11, 2011, which summarized the results of an examination which disclosed that, although an introducing broker, the Corporation regularly held customer checks and physical securities beyond the next business day in circumstances where customers have provided insufficient information to process the deposit which was deemed to be not in compliance with Rules 15c3-3, 15c3-1 and 17a-3. Management has represented to us that beginning in October 2010, the Corporation implemented procedures to promptly forward customer checks and physical securities to National Financial Services ("NFS"), its clearing broker, so as to be in compliance with the above stated rules.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP